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                                                                 EXHIBIT (g)(11)

Kevin J. Yourman (147159)                         ORIGINAL FILED
Vahn Alexander (167373)
Ronald T. Theda (193223)                          SEP 23, 1999
WEISS & YOURMAN
10940 Wilshire Boulevard                          LOS ANGELES
24th Floor                                        SUPERIOR COURT
Los Angeles, CA 90024
Tel: (310) 208-2800

Michael D. Braun (167416)
STULL, STULL & BRODY
10940 Wilshire Boulevard
Suite 2300
Los Angeles, CA 90024
Tel: (310) 209-2468

Attorneys for Plaintiff

                 CASE ASSIGNED TO CLASS ACTION DEPARTMENT 58
                 FOR ALL PRETRIAL PROCEEDINGS, CASE IS ASSIGNED
                 FOR TRIAL AS FOLLOWS

                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                         FOR THE COUNTY OF LOS ANGELES


MICHAEL VAUPEL, on Behalf of Himself   )          CASE NO.: B C217257
and All Others Similarly Situated,     )                              "BY FAX"
                                       )
           Plaintiff,                  )          CLASS ACTION
                                       )          ------------
                                       )
               vs.                     )          COMPLAINT FOR BREACH OF
                                       )          FIDUCIARY DUTIES AND
                                       )          INJUNCTIVE RELIEF
MARK HUGHES, CHRISTOPHER PAIR,         )
MICHAEL E. ROSEN, EDWARD J. HALL       )          JURY TRIAL DEMAND
ALAN LIKER, CHRISTOPHER M. MINER,      )
HERBALIFE INTERNATIONAL INC. and       )
DOES I-50, Inclusive,                  )
                                       )
          Defendants.                  )
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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
AND INJUNCTIVE RELIEF
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      Plaintiff, by his undersigned attorneys, for his complaint against defendants, alleges upon knowledge as to himself and his own acts, and upon information and belief, as to all other matters, as follows:

      1. Plaintiff brings this action, individually and as a class action on behalf of all persons, other than defendants, who own the common stock of Herbalife International Inc. ("Herbalife" or the "Company") and who are similarly situated, to enjoin the consummation of the proposed acquisition of Herbalife by defendant Mark Hughes ("Hughes"), through MH Millennium Acquisition Corp. ("Millennium"). Defendant Hughes, Herbalife's founder and chief executive officer, currently owns approximately 57% of the Company's voting stock. In a definitive merger agreement, defendant Hughes has offered to purchase the remaining shares of Herbalife, which he does not already own, for $17 a share in cash in an attempt to take the Company private. The deal is valued at approximately $500 million and is to take place through a tender offer that commenced on September 17, 1999. Alternatively, in the event that the transaction is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties of care, candor and loyalty, described herein, owed by all defendants.

      2. The proposed transaction and the acts of defendants constitute a breach of defendants' fiduciary duties to plaintiff and the class to take all necessary and appropriate steps to obtain the maximum value realizable for the shareholders of Herbalife.

                                    PARTIES

      3. Plaintiff Michael Vaupel is, and has been since prior to the announcement of the proposed transaction described herein, the owner of shares of common stock of Herbalife.

      4. Defendant Herbalife is a Nevada corporation headquartered at 1800 Century Park East, Los Angeles, California 90067. The Company was incorporated in 1981 and trades on the NASDAQ. The Company uses two ticker symbols: "HERBA." for a class of voting common stock and "HERBB" for a class of nonvoting common stock. Herbalife is a network marketing company that sells a wide range of weight management products, food and dietary supplements and personal care products worldwide. As of December 31, 1998, the Company conducted business in 42 countries located in Asia/Pacific Rim, Europe and the Americas. The Company has experienced


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substantial growth in retail sales in recent years. From 1994 to 1998, the
Company's retail sales grew from $884.1 million to $1.64 billion.

     5. Defendant Mark Hughes ("Hughes") founded the Company's business in 1980. Since that time, Hughes has controlled the operations of the business. In November 1986, Hughes became Chairman of the Board, Chief Executive Officer and President of the Company when it acquired Herbalife International of America, Inc. in a stock-for-stock reorganization and has continued in those positions since that time. He currently owns approximately 59% of the company's common stock, including 57% of the voting class "A" common stock.

     6. Defendant Christopher Pair ("Pair") has been the Company's Executive Vice President and Chief Operating Officer since November 1996. Pair has been a director of the Company since May 1990 and is the Corporate Secretary. Pair joined the Company's predecessor in March 1985 as Executive Assistant to the President. From May 1991 to November 1996, Mr. Pair served as the Company's Executive Vice President -- International and Corporate Administration and Secretary.

     7. Defendant Michael E. Rosen ("Rosen") joined the Company in August 1993 and is currently Executive Vice President, and Chief Executive Corporate Marketing and Corporate Development. Rosen has served as a director of the Company since May 1996.

     8. Defendant Edward J. Hall ("Hall") has served as a director of the Company since 1992 and is an outside director.

     9. Defendant Alan Liker ("Liker") has served as a director of the Company since November of 1993 and is an outside director.

     10. Christopher M. Miner ("Miner") was elected a director of the Company in March 1996 and is an outside director.

     11. Each outside director is paid $45,000 per year. In addition, each outside director is paid $5,000 for each committee membership they hold and $10,000 for each committee they chair. The board has five possible committees and all directors attended 75% of meetings in 1998.

     12. In 1993, Hall received stock appreciation rights covering 25,000 shares of common stock with an exercise price of $9.00 a share. In 1995, Hall and Liker received stock appreciation



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rights covering 10,000 shares of common stock at an exercise price of $7.373 a share. In 1996, Hall, Liker and Miner received stock appreciation rights covering 25,000 shares of common stock. The preceding stock appreciation rights would automatically cash out in five equal installments over a five year period. In 1997 and 1998, Hall, Liker and Miner received stock options on an additional 75,000 shares. The lavish value of these awards to outside directors is evident considering the following: in 1995, Herbalife's common shares traded as high as $17 a share. In 1996, Herbalife's common shares traded as high as $28 a share; in 1997, Herbalife's common shares traded as high as almost $40 a share; and in 1998, Herbalife's common shares traded as high as $27 a share. This lavish compensation scheme for outside directors calls into question the independence of the non-employee board members.

     13. The true names and capacities of defendants sued herein under California Code of Civil Procedure Section 474 as Does 1 through 50, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

     14. Defendants Hughes, Pair, Rosen, Hall, Liker and Miner (collectively the "Individual Defendants"), by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to Herbalife's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment and to act in a prudent manner and in the best interests of Herbalife's shareholders. A director is not permitted to act in his/her own self-interest to the detriment of the shareholders.

     15. Defendant Hughes, as a controlling shareholder of the Company, also stands in a fiduciary position relative to Herbalife's other shareholders, which fiduciary relationship, at all times relevant herein, required Hughes to exercise her best judgment and to act in a prudent manner and in the best interests of all of Herbalife's shareholders. A controlling shareholder is not permitted to act in its own self-interest to the detriment of the shareholders.

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     16.  Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in such defendant's capacity as an officer and/or director or majority shareholder of Herbalife, and the liability of each arises from the fact that he, she, or it has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                             JURISDICTION AND VENUE

     17.  This Court has proper jurisdiction over this action pursuant to
Section 410.10 of the California Code of Civil Procedure. The violations of law complained of herein occurred in this county. Furthermore, the amounts in controversy exceed the jurisdictional minimum of this Court.

     18. Venue is proper in the Superior Court of the County of Los Angeles pursuant to California Code of Civil Procedure Section 395 and 395.5.

                            CLASS ACTION ALLEGATIONS

     19. Plaintiff brings this action individually on his own behalf and as a class action, on behalf of all stockholders of Herbalife (except defendants herein, and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

     20.  This action is properly maintained as a class action.

     21. The class is so numerous that joinder of all members is impracticable. As of March 1999, there were over 28,000,000 shares of Herbalife common stock outstanding. The disposition of their claims in a class action will be of benefit to the parties and the Court. The record holders of Herbalife's common stock can be easily determined from the stock transfer journals maintained by Herbalife or its agents.

     22. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action.

     23. There is a well-defined community of interests in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are


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common to the Class, which predominate over questions affecting any individual class member are, inter alia, the following:

          a. whether the proposed transaction is fair or unfair to the public stockholders of Herbalife;

          b. whether defendants have failed to disclose all material facts relating to the proposal including the potential positive future financial benefits which they expect to derive from Herbalife;

          c. whether defendants willfully and wrongfully failed or refused to obtain or attempt to obtain a purchaser for the assets of Herbalife at a higher price than the Millennium proposal;

          d. whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

          e. whether defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

          f. whether plaintiff and the members of the Class have been damaged and what is the proper measure of damages.

     24. Plaintiff is a member of the Class and is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those they seek to represent. Plaintiff is an adequate representative of the Class.

     25. The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. This Court is an appropriate forum for this dispute.

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                            SUBSTANTIVE ALLEGATIONS

     26. Herbalife is a network marketing company that sells a wide range of weight management products, food and dietary supplements and personal care products worldwide. As of December 31, 1998, the Company conducted business in 42 countries located in Asia/Pacific Rim, Europe and the Americas. The Company has experienced substantial growth in retail sales in recent years. From 1994 to 1998, the Company's retail sales grew from $884.1 million to $1.64 billion, representing a compound annual growth rate of 17%. Herbalife was founded in 1980 by Mark Hughes, who is currently its Chairman of the Board, President and CEO.

     27. Herbalife has been an very successful company, growing from its inception in 1980 to $1.64 billion in sales in 1998. Also, Herbalife has been successful as a public company, with its stock climbing from a low of almost $7 a share in 1995 to a high of nearly $40 a share in 1997. This growth was largely driven by strong foreign sales in this period: for example, sales to Japan increased from zero in 1993 to over $500 million by 1998.

     28. Currency fluctuations and losses in Russia temporarily impacted the company's growth in late 1998. As the company stated on July 22, 1998, in Business Wire:

     Herbalife International, Inc. (Nasdaq NM: HERBA)(Nasdaq NM:HERBB) today reported a 14 percent increase in earnings per share for the second quarter ended June 30, 1998, representing the company's eleventh consecutive quarter of comparable period increases in sales and earnings.

                                     * * *

     Retail sales in Russia declined 21 percent to $30.9 million, as economic uncertainty in the country contributed to a sluggish consumer spending environment.

                                     * * *

     The company believes the challenging currency environment, particularly in Asia, and economic uncertainty in Russia will continue into the second half of the year and is expected to contribute to slower sales growth in U.S. dollar terms.

     29. The company's shares declined to $7 a share, after reaching as high as $28 a share in July 1998, when the company announced the following on October 21, 1998, in Business Wire:

     Herbalife International Inc. (Nasdaq/NM:HERBA)(Nasdaq/NM:HERBB) Wednesday reported financial results for its third quarter and nine months ended Sept. 30, 1998.


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     Retail sales increased 2 percent to $402.7 million from $393.9 million in the third quarter of 1997.

                                     * * *

     Herbalife President and Chief Executive Officer Mark Hughes commented: "The third quarter proved challenging for Herbalife, as severe uncertainty in Russia and the effects of the strong U.S. dollar impacted results. In spite of these external pressures, our business fundamentals remained strong across much of the world, as evidenced by our sales gains in the United States and most of Europe."

     30. The international turmoil soon subsided and by January 1999 the company's shares had recovered to more than $16 a share. In fact, Defendant Hughes was more confident than ever about the future, as he stated on February 24, 1999 in a company press release over Business Wire:

     Herbalife President and Chief Executive Officer Mark Hughes commented: "We achieved solid results across most of our markets in the fourth quarter. While profitability continued to be impacted by the considerable slowdown in Russia, our sales momentum across Asia, Europe and the U.S. gives us confidence in Herbalife's long-term outlook."

     31. By the first quarter of 1999, Herbalife's recovery was well under way. As the company stated in Business Wire on April 21, 1999:

     Herbalife International Inc. (Nasdaq/NM:HERBA)(Nasdaq/NM:HERBB) Wednesday reported financial results for the first quarter ended March 31, 1999.

     Retail sales for the quarter increased 7.6 percent to $428.8 million from $398.4 million for the corresponding prior-year period.

                                     * * *

     Herbalife President and CEO Mark Hughes said, "Although we continue to face the challenge of a global economy, we are taking the steps necessary in each of our regions that we believe will enable us to continue to grow our overall business and position us for long-term success."

     32. Shortly thereafter, as the company waited for the cyclical low in its business to subside, the company's share price hovered around $12 a share. During this temporary business downturn, defendants prepared a scheme to purchase the company from the public shareholders at a depressed price.

     33. On September 13, 1999, Herbalife announced in Business Wire, that it had executed a definitive merger agreement with Millennium Corporation, a closely held corporation formed by

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Mark Hughes, Herbalife's controlling shareholder. Under the terms of the agreement, Millennium commenced a tender offer for all Herbalife common stock for $17 in cash.

     34. At the same time, a letter was posted on Herbalife's website, Herbalife.com, from Defendant Hughes that stated the following:

     I am writing to share some important information that was just released to the press. Today, we are announcing that our Board of Directors has accepted an offer I made to acquire all of the Company's outstanding shares.

                                     * * *

     I have tremendous confidence in Herbalife's future and in our long-term growth prospects. In part, that is the reason for my decision.

     35. Herbalife and the Individual Defendants are effectively purchasing the Company while its stock is temporarily depressed, without any indication they have entertained competing offers and when, by Hughes own admission, the company has tremendous long-term growth prospects. This purchase is to the detriment of Herbalife's minority shareholders and to the benefit of Mark Hughes, owner of approximately 59% of Herbalife's outstanding shares and the Company's controlling shareholder. Defendants' intention to pursue the merger transaction is in breach of their fiduciary duties of care, candor, and loyalty owed to Herbalife's stockholders to take all necessary steps to ensure that Herbalife's stockholders will receive the maximum value realizable for their shares in any extraordinary transaction involving the Company.

     36. The intrinsic value of the equity of the Company is materially greater than the consideration proposed, taking into account, inter alia, Herbalife's asset value, liquidation value, expected growth, full extent of its future earnings potential, expected increase in profitability, strength of its business, its revenues, cash flow, and earnings power. Herbalife is a very valuable, growing and desirable health products company and defendants, specifically Hughes, are attempting to exclude the minority shareholders from these future gains.

     37. The defendants' willingness to entertain the proposed offer requires them to take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration




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of strategic alternatives which will return greater or equivalent short-term value to the plaintiff and the Class.

        38. Defendants, knowing all of the above, have failed to take the necessary and appropriate steps to obtain the maximum value realizable for the public shareholders of Herbalife.

        39. There is no indication that Herbalife's board of directors has taken any steps to ensure that the interests of Herbalife's stockholders, in maximizing the value of their holdings, were protected by conducting an auction for Herbalife, soliciting other offers, otherwise seeking out other potential purchasers or the highest possible bid for the Company, or exploring strategic alternatives which will obtain the highest possible price for Herbalife's stockholders or return greater or equivalent value to the plaintiff and the class.

        40. Further, by accepting the merger proposal without seeking out other purchasers, defendants have inhibited the chances of receiving competing offers. If the transaction is consummated, Herbalife's shareholders will be deprived of the opportunity for substantial gains which the Company may have realized.

        41. By reason of the foregoing, defendants herein have willfully participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

        42. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

        43. As a result of the actions of defendants, plaintiff and the Class have been and will be damaged in that they are not receiving the fair value of their Herbalife shares.

        44. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in excluding the Class from its fair proportionate share of Herbalife's assets and businesses, all to the irreparable harm of the Class.

        45.     Plaintiff and the Class have no adequate remedy of law.


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                             FIRST CAUSE OF ACTION

                             AGAINST ALL DEFENDANTS
          FOR BREACH OF FIDUCIARY DUTIES OF CARE, CANDOR, AND LOYALTY


      46. Plaintiff hereby incorporates by reference the foregoing paragraphs as though fully set forth herein.

      47. By virtue of plaintiff's purchase of Herbalife's common stock, and the defendants' positions as directors and/or officers and majority shareholder of the Company, and because plaintiff reposed trust and confidence in them, the defendants owed to plaintiff fiduciary duties of care, candor and loyalty of the highest good faith, integrity and fair dealing.

      48. In taking and/or failing to take the actions heretofore alleged, defendants violated their fiduciary obligations to plaintiff.

      49. As a proximate result of defendants' aforesaid conduct, plaintiff was damaged by injury to his property, lost profits, loss of future income, and other general and specific damages.

      WHEREFORE, plaintiff prays for judgment and relief as follows:

      1. Declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

      2. Declaring that the defendants and each of them have committed or aided and abetted in a breach of their fiduciary duties to plaintiff and the other members of the Class;

      3.    Declaring the transaction to be a nullity;

      4. Preliminary and permanently enjoining defendants and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the transaction;

      5. In the event the transaction is consummated, rescinding it and setting it aside;

      6. Ordering defendants, jointly and severally, to account to plaintiff and the Class for all profits realized and to be realized by them as a result of the transaction complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiff and other members of the Class;



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     7.   Ordering defendants to permit a stockholders' committee comprised of class members and their representatives only to ensure a fair procedure, adequate procedural safe-guards, and independent input by plaintiff and the Class in connection with any transaction for the shares of Herbalife;

     8. Awarding compensatory damages against defendants, jointly and severally, in the amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

     9. Awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

     10.  Granting such other and further relief as may be just and proper.

                                  JURY DEMAND

     Plaintiff demands a trial by jury of all issues so triable.

Dated: September 23, 1999               Kevin J. Yourman
                                        Vahn Alexander
                                        Ronald T. Theda
                                        WEISS & YOURMAN

                                   By:  /s/ Ronald T. Theda
                                        ---------------------------
                                        Ronald T. Theda
                                        10940 Wilshire Boulevard
                                        24th Floor
                                        Los Angeles, California 90024
                                        Tel: (310) 208-2800

                                        Michael D. Braun
                                        STULL, STULL & BRODY
                                        10940 Wilshire Boulevard
                                        Suite 2300
                                        Los Angeles, CA 90024
                                        Tel: (310) 209-2468

                                        Attorneys for Plaintiff




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